IDEX MUTUAL FUNDS

TO THE SHAREHOLDERS OF IDEX GE INTERNATIONAL EQUITY


Section 270.30d-1 under the Investment Company Act of 1940, as amended, titled "Report to Stockholders of Management Companies," requires regulated investment companies to report on all subject matters put to the vote of shareholders and provide final results. Accordingly, IDEX Management, Inc. solicited a vote by the shareholders for:


Proposal 1:			Approval of a new Investment Advisory Agreement between
				IDEX Management, Inc. and IDEX Mutual Funds on behalf of
				IDEX GE International Equity.

Proposal 2:			Approval of a new Sub-Advisory Agreement between IDEX
				Management, Inc. and GE Asset Management Incorporated
				on behalf of IDEX GE International Equity.




FOR			AGAINST		ABSTAIN

Proposal 1				96.5%			1.3%			2.2%

Proposal 2				97.1%			0.7%			2.2%